SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ----------

                       INLAND MONTHLY INCOME FUND II, L.P.
                            (Name of Subject Company)

 MPF-NY 2005, LLC; MPF ACQUISITION CO. 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 10, LLC;
MPF DEWAAY PREMIER FUND 2, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS,
 LTD., L.P.; MPF DEWAAY PREMIER FUND, LLC; MPF FLAGSHIP FUND 9, LLC; MACKENZIE
                   PATTERSON FULLER, INC.; and C.E. PATTERSON
                                    (Bidders)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                                   ----------

                                           Copy to:
Christine Simpson                          Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.           MacKenzie Patterson Fuller, Inc.
1640 School Street                         1640 School Street
Moraga, California  94556                  Moraga, California  94556
(925) 631-9100 ext.224                     (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                     Transaction                       Amount of
                      Valuation*                      Filing Fee
                      ----------                      ----------

                    $1,980,000.00                       $233.05

* For purposes of calculating the filing fee only. Assumes the purchase of 12,000 Units at a purchase price equal to $165 per Unit in cash.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration Number:
      Filing Party:
      Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of August 2, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC; MPF ACQUISITION CO. 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 10, LLC; MPF DEWAAY PREMIER FUND 2, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MPF DEWAAY PREMIER FUND, LLC; and MPF FLAGSHIP FUND 9, LLC (collectively the "Purchasers") to purchase up to 12,000 limited partnership units (the "Units") in Inland Monthly Income Fund II, L.P. (the "Partnership"), the subject company, at a purchase price equal to $165 per Unit, less the amount of any distributions declared or made with respect to the Units between August 2, 2005 (the "Offer Date") and September 16, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 2, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers are clarifying that while they have the right to amend the Offer pursuant to the terms of the Offer, they must do so prior to termination of the Offer and extend the Offer as required. Further, under "Until what time can I withdraw previously tendered units?" the date mentioned should have been October 1, 2005, not September 23, 2005. Further, the reference in Schedule 1 to allocation first to Purchasers who already own Units is hereby deleted.

Item 12. Exhibits.

         (a)(1)   Offer to Purchase dated August 2, 2005*

         (a)(2)   Letter of Transmittal*

         (a)(3)   Form of Letter to Unit holders dated August 2, 2005*

         (a)(4)   Form of advertisement in Investor's Business Daily*

         (b)-(h)  Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on August 2, 2005.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2005

MPF-NY 2005, LLC; MPF ACQUISITION CO. 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 10, LLC; MPF DEWAAY PREMIER FUND 2, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MPF DEWAAY PREMIER FUND, LLC; MPF FLAGSHIP FUND 9, LLC


By: /s/ Chip Patterson
    ----------------------
    Chip Patterson, Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.


By: /s/ Chip Patterson
    ----------------------
    Chip Patterson, Vice President

C.E. PATTERSON


/s/ C.E. Patterson
--------------------------